UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for April, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | SASOL PUBLISHES PRODUCTION AND SALES
METRICS FOR THE NINE MONTHS ENDED 31 MARCH 2019

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:             JSE: SOLBE1
Sasol BEE Ordinary ISIN code:              ZAE000151817
("Sasol" or "the Company")

SASOL PUBLISHES PRODUCTION AND SALES METRICS FOR THE NINE MONTHS
ENDED 31 MARCH 2019

Sasol has published its production and sales performance metrics for the nine months ended
31 March 2019 on the Company’s website at www.sasol.com, under the Investor Centre section or via this URL: https://www.sasol.com/investor-centre/financial-reporting/business-
performance-metrics

Overview
Sasol delivered an improved quarterly production and sales performance. Our production volumes have stabilised post the total West factory shutdown at our Secunda Synfuels
Operations (SSO) during the first half of FY19. Our Lake Charles Chemicals Project (LCCP) is progressing with the continued ramp-up of the linear low density polyethylene (LLDPE) unit, following the achievement of beneficial operation (BO) of this unit in February 2019.

Operating Business Units
Mining productivity continues to track towards targeted productivity levels. Our productivity rate improved by 10% from the previous year to 1 170 t/cm/s for the period ending 31 March 2019 and our stock piles have been managed optimally to fully meet internal customer demand.
Current indications are that Mining will achieve production levels of approximately 38 million tons for the full year, aligned to the requirements of our value chain customers. At our
Mozambican upstream operations, we delivered a robust production performance, in line with expectations. We expect to achieve our production target of between 114 - 118 bscf for FY19.

Regional Operating Hubs
Secunda Synfuels Operations (SSO) maintained stable production in Q3 FY19, continuing to support a normalised run-rate of 7,8 million tons per annum. Stable production at SSO has enabled us to offset the previously reported 6% reduction in production volumes for the 1H
FY19, now resulting in a 3% reduction in volumes compared to the prior year. We expect to achieve the upper end of our planned production targets of 7,5 - 7,6 million tons for the year. In
Sasolburg, Natref continued with its improved performance and achieved a production run rate of 636m³/h for FY19 year to date, and our Sasolburg operations continue to deliver stable production post the planned shutdowns. In Europe, our operations were negatively impacted by a force majeure on external ethylene supplies into our Marl site, resulting in a reduction in production volumes for FY19 year to date.

Strategic Business Units
Our Energy business exceeded our prior period liquid fuels sales volumes by 4%, enabled through higher SSO and Natref production. We remain on track to achieve the upper end of our previous sales volumes market guidance of approximately 57 - 58 million barrels. We are pursuing our retail strategy and opened five new Retail Convenience Centres (RCCs) and divested from four non-profitable RCCs year to date. We continue to target 15 new RCCs for the financial year. ORYX GTL achieved an average utilisation rate of 86%, as a result of the extended shutdown.

Base Chemicals delivered a strong performance in Q3 FY19 which resulted in a 9%
improvement in volumes compared to Q2 FY19. The Base Chemicals business (excluding US produced products) achieved a 6% improvement in volumes compared to Q2 FY19 post the extended SSO shutdowns during 1H FY19. This was enabled by largely stable operations at our production facilities in South Africa. At our US Polymers businesses, the high density polyethylene (HDPE) plant continues to ramp up production during this financial year and the plant is expected to achieve an average utilisation rate of 80 - 90% for the full year. Our new
LLDPE plant, one of the LCCP units, reached beneficial operation during Q3 FY19 and management continues to focus on the successful ramp-up of the plant. Notwithstanding the
6% decrease year to date in overall Base Chemicals sales volumes compared to the prior year, we maintain our expectation that our annual sales volumes (excluding US produced products) will be 1% lower compared to the previous financial year.

Performance Chemicals sales volumes increased by 4% quarter on quarter but decreased by
4% compared to the prior year, mainly due to the force majeure in Europe in Q2 FY19, planned shutdowns and a softer macro-environment in Europe and Asia. As a consequence of a slower recovery from unplanned supply constraints, we expect our sales volumes for the full year to be 1 - 2% below the previous year (excluding LCCP). In Rand terms, we have seen continued strong margins over the reporting period.

Lake Charles Chemicals Project (LCCP)
At Lake Charles, we continue to focus on safely improving productivity in the field and bringing the plants to mechanical completion and then beneficial operation. The project continued with its exceptional safety record with a RCR of 0,11. Overall project completion is at 96%. We are tracking the schedule and the upper end of the cost estimate provided to the market in
February 2019. We expect the Ethylene Oxide / Ethylene Glycol unit to reach beneficial operation in June 2019 as per previous guidance.

Market Performance
During the period ending 31 March 2019, we experienced higher average crude oil prices compared to the prior year, which benefitted our Energy business. This was offset by weaker refining margins, due to lower petrol differentials. Our chemicals businesses are experiencing softer prices in some end-markets. The group benefitted from the weaker exchange rate during the period ending 31 March 2019 compared to the prior year.

Conclusion
Overall, operational stability has been restored as we head towards the end of the financial year. SSO’s current production levels support a normalised run-rate of 7,8 million tons per annum. We have revised our ORYX average utilisation rate for the year down to 83%.
Performance Chemicals sales volumes have been revised to 1 - 2% lower than the prior year
(excluding LCCP). We have optimised our sales plans with the aim of recovering the volumes lost as a result of the shutdowns and external supply constraints.

18 April 2018
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

Investor Relations:
Feroza Syed, Chief Investor Relations Officer
Telephone: +27 (0) 10 344 8052

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including
LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”,
“will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form
20-F filed on 28 August 2018 and in other filings with the United States Securities and
Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:
18 April 2019 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary